

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 18, 2006

Mr. David H. Brett
President and Chief Executive Officer
Cusac Gold Mines Ltd.
911-470 Granville Street
Vancouver, B.C. V6C 1V5

      Re: **Cusac Gold Mines Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2004
              Filed July 14, 2005
              File No. 000-13548

Dear Mr. Brett:

      We have completed our review of your 2004 Form 20-F, and related amendments, and do not, at this time, have any further comments.

              Sincerely,

              Karl Hiller
              Branch Chief